

Mailstop 4546

November 29, 2016

Richard Murray, Ph.D.
Chief Executive Officer and President
Jounce Therapeutics, Inc.
1030 Massachusetts Avenue
Cambridge, MA 02138

   Re: Jounce Therapeutics, Inc.
     Amendment No. 3 to Draft Registration Statement on Form S-1
     Submitted November 17, 2016
     CIK No. 0001640455

Dear Dr. Murray:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Strategic Alliance with Celgene, page 5

1. We note your response to comment 1 and disagree with your determination that possible receipt of $2.6 billion from the Celgene agreement is appropriate disclosure for the summary. Given the early stage of development of JTX-2011 and the fact that the other potential product candidates are still in the Target ID/Discovery phases, receipt of these payments is highly uncertain. Please remove the references to the potential receipt of $2.6 billion from the summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

2. We note your response to comment 2. Please revise your disclosure to quantify the aggregate option exercise fee and research term extension fee ranges on a product by product basis.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ryan S. Sansom, Esq.